Exhibit 99.1

RTI SURGICAL HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

We are providing the following unaudited pro forma condensed consolidated financial information to aid you in your financial analysis of RTI Surgical Holdings, Inc. and Subsidiaries’ (the “Company” or “RTI”) proposed sale of the OEM business (the “OEM Business”) (“Contemplated Transactions”). The following unaudited pro forma condensed consolidated financial information presents the historical unaudited condensed consolidated financial statements of the Company after giving effect to the sale of the OEM Business and adjustments described in the following footnotes.

The underlying historical condensed consolidated financial information of the Company has been derived from the unaudited condensed consolidated financial statements for the three months ended March 31, 2020.

Information in the unaudited pro forma condensed consolidated financial statements is presented as follows:

•	The unaudited pro forma condensed consolidated balance sheet as of March 31, 2020, was prepared assuming the sale of the OEM Business was consummated as of that date.

•

The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2020 was prepared assuming that the sale of the OEM Business occurred as of January 1, 2017, the first period presented in the RTI Surgical Holdings, Inc. definitive proxy statement, dated June 18, 2020.

Following the completion of the sale of the OEM business, the historical unaudited condensed consolidated financial statements of the Company will be recast to reflect the sale of the OEM business as discontinued operations for each period presented.

The unaudited pro forma condensed consolidated financial statements were prepared in accordance with the SEC’s pro forma rules under S-X Article 11. The unaudited pro forma condensed consolidated financial data is presented for informational purposes only, does not purport to project the future financial position or operating results of the Company after the completion of the Contemplated Transactions and is not necessarily indicative of the results of future operations or future financial position of the Company or the actual results of operations or financial position that would have occurred had the sale of the OEM Business been consummated as of the dates indicated above.

The pro forma adjustments were based upon available information at the date of this filing and upon certain assumptions as described in the notes to the unaudited pro forma condensed consolidated financial statements that our management believes: (1) are reasonable under the circumstances; (2) reflect the impacts of events directly attributable to the separation and are factually supportable; and (3) with respect to the condensed consolidated statement of operations, are expected to have a continuing impact on the Company’s financial position or operating results.

You should read this information in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed consolidated financial statements contained in this Form 8-K;

•	unaudited condensed consolidated financial statements of RTI as of and for the three months ended March 31, 2020 contained in the Form 10-Q filed on June 30, 2020; and,

•	audited consolidated financial statements of RTI as of and for the years ended December 31, 2019, 2018 and 2017 contained in the Form 10-K filed on June 8, 2020.

RTI SURGICAL HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 31, 2020

(In thousands)

	As Reported	Carve-Out OEM Business [A]	Pro Forma Adjustments	Note Ref.	Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$6,557	$—	$171,993	[C]	$178,550
Accounts receivable - net	54,921	35,255	—		19,666
Inventories - net	126,760	98,222	—		28,538
Prepaid and other current assets	8,422	3,059	—		5,363

Total current assets	196,660	136,536	171,993		232,117

Non-current inventories - net	5,891	—	—		5,891
Property, plant and equipment - net	70,716	69,849	591	[C], [E]	1,458
Deferred tax assets - net	—	11,255	11,255	[D], [H]	0
Goodwill	55,384	55,384	—		—
Other intangible assets - net	10,023	10,023	—		—
Other assets - net	6,396	1,168	—		5,228

Total assets	$345,070	$284,215	$183,839		$244,694

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$38,520	$29,861	$961	[D], [J]	$9,620
Accrued expenses	37,644	40,026	16,130	[D], [H]	13,748
Current portion of deferred revenue	5,720	5,720	—		—
Current portion of long-term obligations	175,673	—	(175,673)	[C], [G]	—

Total current liabilities	257,557	75,607	(158,582)		23,368

Long-term obligations - less current portion	—	—	—		—
Acquisition contingencies	—	—	—		—
Other long-term liabilities	3,633	1,041	—		2,592
Deferred revenue	—	—	—		—

Total liabilities	261,190	76,648	(158,582)		25,960

Preferred stock Series A	66,456	—	—		66,456

Stockholders’ equity:
Common stock	75	—	—		75
Additional paid-in capital	499,724	—	—		499,724
Accumulated other comprehensive loss	(7,999)	—	—		(7,999)
Accumulated deficit	(469,042)	207,567	342,421	[D]	(334,188)
Less treasury stock	(5,334)	—	—		(5,334)

Total stockholders’ equity	17,424	207,567	342,421		152,278

Total liabilities and stockholders’ equity	$345,070	$284,215	$183,839		$244,694

See accompanying notes to unaudited pro forma financial information.

RTI SURGICAL HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Period Ended March 31, 2020

(In thousands, except share and per share data)

		Carve-Out
		OEM
	As	Business	Pro Forma	Note		Pro
	Reported	[A]	Adjustments	Ref.		Forma
Revenues	$73,726	$46,618	$—			$27,108
Costs of processing and distribution	33,273	25,934	961	[D	], [J]	8,300

Gross profit	40,453	20,684	(961)			18,808

Expenses (income):
Marketing, general and administrative	39,217	13,140	66	[D	], [E]	26,143
Research and development	4,282	1,411	—			2,871
Other general expenses	3,436	—	—			3,436
Asset impairment and abandonments	1,879	—	—			1,879
Transaction and integration expenses	9,280	8,780	—			500

Total expenses (income)	58,094	23,331	66			34,829

Operating income (loss)	(17,641)	(2,647)	(1,027)			(16,021)

Other (expense) income:
Interest expense	(3,565)	—	3,565	[G	]	—
Interest income	50	—	—			50
Foreign exchange loss	(246)	—	—			(246)

Total other (expense) income - net	(3,761)	—	3,565			(196)

Income (loss) before income tax (provision) benefit	(21,402)	(2,647)	2,538			(16,217)
Income tax (provision) benefit	3,539	802	(647)	[H	]	2,090

Net income (loss)	(17,863)	(1,845)	1,891			(14,127)
Convertible preferred dividend	—	—	—			—

Net income (loss) applicable to common shares	$(17,863)	$(1,845)	$1,891			$(14,127)

Other comprehensive income (loss):
Unrealized foreign currency translation loss	(370)	—	—			(370)

Comprehensive income (loss)	$(18,233)	$(1,845)	$1,891			$(14,497)

Net loss per common share - basic	$(0.24)					$(0.19)

Net loss per common share - diluted	$(0.24)					$(0.19)

Weighted average shares outstanding - basic	75,847,046					75,847,046

Weighted average shares outstanding - diluted	75,847,046					75,847,046

See accompanying notes to unaudited pro forma financial information.

RTI SURGICAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(Unaudited)

NOTE 1.     Basis of Pro Forma Presentation

The unaudited pro forma financial information has been prepared to give effect to the proposed sale of the OEM Business by the Company. The unaudited pro forma financial information has been derived from historical financial statements of the Company.

The Company expects to present the OEM Business of RTI Surgical Holdings, Inc. as discontinued operations upon completion of the sale based on the guidance in ASC 205-20. Discontinued operations presentation involves removing the results of the discontinued business from the financial statements on a line-by-line basis and presenting the net results as “Income (Loss) from discontinued operations, net of tax”.

Because the sale of the OEM Business has not yet been reflected in the historical consolidated financial statements, pro forma combined statements of operations have been provided within this Note for the three months ended March 31, 2020, consistent with the requirements of ASC 205-20.

The unaudited condensed consolidated pro forma balance sheet as of March 31, 2020, has been prepared assuming the sale of the OEM Business was consummated as of that date. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2020, has been prepared in accordance with the SEC’s pro forma rules under S-X Article 11 assuming that the sale of the OEM Business occurred as of January 1, 2017.

All material adjustments required to reflect the consummation of the sale of the OEM Business are set forth in the columns labeled ‘Pro Forma Adjustments’. Because the sale of the OEM Business is not reflected in the historical consolidated financial statements of the Company, those transactions have been reflected for the purpose of the unaudited pro forma condensed consolidated financial statements in the columns labeled as ‘Carve-Out OEM Business’. The data contained in the columns labeled ‘As Reported’, is derived from the Company’s unaudited quarterly results as of March 31, 2020.

One-time transaction-related costs incurred prior to, or concurrent with, the closing of the expected sale of the OEM Business are not included in the unaudited pro forma condensed consolidated statement of operations. The unaudited pro forma condensed consolidated financial statements do not reflect other costs following the sale of the OEM Business. The Company will also incur certain nonrecurring third-party costs related to the sale of the OEM Business. Such nonrecurring amounts include advisory, legal, accounting, consulting and other professional services fees and other transaction-related costs that will not be capitalized. The unaudited pro forma condensed consolidated statement of operations does not reflect these nonrecurring expenses.

The presentation of the sale of the OEM Business represents management’s best estimate of the Company’s retrospectively adjusted historical financial statements. These estimates are preliminary and actual results could differ from these estimates.

NOTE 2.     Pro Forma Adjustments

[A] Reflects the elimination of the unaudited historical carve-out results of the OEM Business as included in the unaudited condensed consolidated financial statements presented elsewhere in this Form 8-K. Those historical unaudited condensed consolidated financial statements are based on management’s best estimate of the costs related to the OEM Business but are subject to change.

[B] Intentionally Omitted

[C] To record the receipt of cash consideration of $440,000 at closing for the sale of the OEM Business adjusted for the repayment of long-term obligations, transaction expenses, estimated taxes on the expected net gain on the sale of the OEM Business and the instrument purchase associated with the Manufacture and Distribution Agreement and Processing and Distribution Agreement.

(In thousands)
Cash consideration received from sale of assets	$440,000
Less: Long-term obligations paid off at closing	(175,673)	[G	]
Less: Transaction expenses	(23,000)
Less: Taxes	(68,677)
Less: Instrument purchase	(657)	[E	]

Cash and cash equivalents	$171,993

The expected net gain on the sale of the OEM Business presented below is not reflected in the unaudited pro forma condensed consolidated statement of operations as it is nonrecurring in nature. Income tax expense is calculated from our estimate of taxes associated with the gain recognized on the sale of the OEM Business.

[D] To record the preliminary allocation of the consideration received disclosed in [C].

(In thousands)	2020
Consideration Received	$440,000
Adjusted for:
Estimated closing and transaction costs	(23,000)
Income tax expense	(68,677)
Depreciation of instrument purchases	(66)	[E	]
Inventory purchases	(961)	[J	]
Impact on deferred tax assets	11,255	[H	]
Income tax accrued expenses	(16,130)	[H	]

Accumulated deficit	$342,421

[E] Following the consummation of the Contemplated Transactions, RTI and one or more of the Group Companies will enter into a Manufacture and Distribution Agreement and a Processing and Distribution Agreement. This adjustment reflects the intercompany purchase of instruments at a 25% markup ($0.7 million as of March 31, 2020) less amortization of the instruments ($0.1 million, for the three months ended March 31, 2020) associated with the Transaction Manufacture and Distribution and Processing and Distribution Agreements. The instruments are included within ‘Property, plant and equipment – net’.

[F] Intentionally Omitted

[G] To reflect the ‘Long-term obligations paid off at closing’ as required by the Contemplated Transactions for the sale of the OEM Business as reflected in [C].

[H] To record the income tax effect of the pro forma adjustments calculated using the statutory tax rate.

[I] Represents the weighted average shares outstanding - basic and diluted.

[J] Following the consummation of the Contemplated Transactions, RTI and one or more of the Group Companies will enter into a Manufacture and Distribution Agreement and a Processing and Distribution Agreement. This adjustment reflects the intercompany purchase of inventory (Alachua, Florida, Marquette, Michigan and Neunkirchen, Germany) at a 25% markup associated with the Transaction Manufacture and Distribution and Processing and Distribution Agreements. On the unaudited pro forma condensed consolidated balance sheet, this is reflected in ‘Accounts payable’ ($1.0 million, as of March 31, 2020). This intercompany purchase is recorded on the unaudited pro forma condensed consolidated statement of operations within ‘Costs of processing and distribution’ ($1.0 million for the three months ended March 31, 2020).

THE OEM BUSINESS OF RTI SURGICAL HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED FINANCIAL STATEMENTS

The following unaudited condensed financial statements of the OEM business (the “OEM Business”) of RTI Surgical Holdings, Inc. and its subsidiaries (the “Company”) are included below:

•	The OEM Business of RTI Surgical Holdings, Inc. and Subsidiaries Condensed Balance Sheets as of March 31, 2020 and December 31, 2019 (Unaudited);

•	The OEM Business of RTI Surgical Holdings, Inc. and Subsidiaries Condensed Statements of Operations for the three months ended March 31, 2020 and March 31, 2019 (Unaudited);

•

The OEM Business of RTI Surgical Holdings, Inc. and Subsidiaries Condensed Statement of Changes in Net Parent Investment Equity for the three months ended March 31, 2020 and March 31, 2019, (Unaudited);

•	The OEM Business of RTI Surgical Holdings, Inc. and Subsidiaries Condensed Statement of Cash Flows for the three months ended March 31, 2020 and March 31, 2019 Unaudited); and

•	Notes to the Condensed Financial Statements of the OEM Business of RTI Surgical Holdings, Inc. and Subsidiaries (Unaudited).

The unaudited condensed financial information has been derived from historical financial statements of the Company. The historical unaudited condensed financial statements have been derived from the unaudited combined quarterly results for the three months ended March 31, 2020 and March 31, 2019.

The historical unaudited condensed financial statements reflect management’s best estimates of the results for the periods presented.

THE OEM BUSINESS OF RTI SURGICAL HOLDINGS, INC. AND SUBSIDIARIES

Condensed Balance Sheets

(In thousands, Unaudited)

	March 31	December 31
	2020	2019
Assets
Current Assets:
Cash and cash equivalents	$—	$—
Accounts receivable - net	35,255	35,895
Inventories - net	98,222	96,635
Prepaid and other current assets	3,059	2,931

Total current assets	136,536	135,461
Property, plant and equipment - net	69,849	69,101
Deferred tax assets - net	11,255	9,466
Goodwill	55,384	55,384
Other intangible assets - net	10,023	10,492
Other assets - net	1,168	914

Total assets	$284,215	$280,818

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$29,861	$23,387
Accrued expenses	34,132	33,040
Current portion of deferred revenue	5,720	2,748

Total current liabilities	69,713	59,175
Other long-term liabilities	1,041	411

Total liabilities	70,754	59,586

Net parent investment	213,461	221,232

Total net parent investment	213,461	221,232

Total liabilities and net parent investment	$284,215	$280,818

See accompanying notes to unaudited financial information.

THE OEM BUSINESS OF RTI SURGICAL HOLDINGS, INC. AND SUBSIDIARIES

Condensed Statements of Operations

(In thousands, Unaudited)

	For the Three Months Ended
	March 31,
	2020	2019
Revenues	$46,618	$45,644
Costs of processing and distribution	25,934	25,367

Gross profit	20,684	20,277

Expenses:
Marketing, general and administrative	14,751	14,806
Research and development	1,411	1,511
Transaction and integration expenses	8,780	—

Total expenses	24,942	16,317

Operating (loss) income	(4,258)	3,960

Income before income tax provision	(4,258)	3,960
Income tax benefit (provision)	1,213	(312)

Net (loss) income	$(3,045)	$3,648

See accompanying notes to unaudited financial information.

THE OEM BUSINESS OF RTI SURGICAL HOLDINGS, INC. AND SUBSIDIARIES

Condensed Statements of Net Parent Investment

(In thousands, Unaudited)

Balance at December 31, 2018	220,141
The OEM Business net income	3,648
Stock-based compensation	725
Net Parent transfers	12,098

Balance at March 31, 2019	$236,612

Balance at December 31, 2019	221,232
The OEM Business net loss	(3,045)
Stock-based compensation	351
Net Parent transfers	(5,077)

Balance at March 31, 2020	$213,461

See accompanying notes to unaudited financial information.

THE OEM BUSINESS OF RTI SURGICAL HOLDINGS, INC. AND SUBSIDIARIES

Condensed Statements of Cash Flows

(In thousands, Unaudited)

	For the Three Months Ended
	March 31,
	2020	2019
Cash flows from operating activities:
Net (loss) income	$(3,045)	$3,648
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	2,148	2,369
Provision for bad debts and product returns	96	105
Provision for inventory write-downs	179	1,222
Amortization of deferred revenue	(1,188)	(1,292)
Deferred income tax provision	(1,789)	737
Stock-based compensation	351	725
Change in assets and liabilities:
Accounts receivable	544	(1,060)
Inventories	(1,766)	(1,030)
Accounts payable	6,609	(9,788)
Accrued expenses	1,092	(6,791)
Deferred revenue	4,161	2,000
Other operating assets and liabilities	247	(660)

Net cash provided by (used in) operating activities	7,639	(9,815)

Cash flows from investing activities:
Purchases of property, plant and equipment	(2,304)	(2,176)
Patent and acquired intangible asset costs	(258)	(107)

Net cash used in investing activities	(2,562)	(2,283)

Cash flows from financing activities:
Net Parent transfers	(5,077)	12,098

Net cash provided by (used in) financing activities	(5,077)	12,098

Net change in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	—	—

See accompanying notes to unaudited financial information.

THE OEM BUSINESS OF RTI SURGICAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED FINANCIAL INFORMATION

(Unaudited)

Basis of Presentation

These unaudited condensed financial statements of the OEM Business reflect the historical financial position, results of operations and cash flows of the OEM Business for the periods presented. The unaudited condensed financial statements may not be indicative of the OEM Businesses’ future performance and do not necessarily reflect what the financial position, results of operations and cash flows would have been had it operated as an independent company during the periods presented.

The unaudited condensed financial statements include the assets, liabilities, revenues and expenses that are specifically identifiable to the OEM Business. The unaudited condensed financial statements include expense allocations for certain functions provided by the Company, including, general corporate expenses related to corporate administration, executives, communication, finance, legal and information technology. These allocations were either based on direct usage when identifiable or generally based on the proportionate percentage of the OEM Business revenues. Such allocations totaled $1,611 and $1,798 for the three months ended March 31, 2020 and 2019, respectively.

Parent company investment represents the Company’s historical investment in the OEM Business, cumulative net earnings or losses and the net effect of transfers to and from, transactions between, and cost allocations from the Company.

The Company’s external debt and the related interest expense have not been allocated to the OEM Business as the OEM Business is not the legal obligor of the debt and the Company’s borrowings were not directly attributable to the OEM Business.

All intercompany balances and transactions have been eliminated.

Income taxes for the OEM business are calculated as if the OEM business filed tax returns on a stand-alone basis separate from the Company.

The unaudited condensed financial statements of the OEM Business do not reflect RTI Surgical Holdings, Inc.’s acquisition of Paradigm Spine, LLC. This acquisition was completed for RTI’s spine portfolio.

NOTE 1.     Description of Business

RTI Surgical Holdings, Inc. and its subsidiaries, (the “Company”) is a global surgical implant company that designs, develops, manufactures and distributes biologic, metal and synthetic implants. The Company’s implants are used in orthopedic, spine, sports medicine, plastic surgery, trauma and other surgical procedures to repair and promote the natural healing of human bone and other human tissues and improve surgical outcomes. The Company manufactures metal and synthetic implants and processes donated human musculoskeletal and other tissue and bovine and porcine animal tissue in producing allograft and xenograft implants using our proprietary BIOCLEANSE®, TUTOPLAST® and CANCELLE® SP sterilization processes. The Company processes tissue at its facilities in Alachua, Florida and Neunkirchen, Germany and manufacture metal and synthetic implants in Marquette, Michigan and Greenville, North Carolina, respectively, and the Company has a distribution and research center in Wurmlingen, Germany. The Company is accredited in the U.S. by the American Association of Tissue Banks and the Company is a member of the Advanced Medical Technology Association. The Company’s implants are distributed directly to hospitals and free-standing surgery centers throughout the U.S. and in over 50 countries worldwide with the support of both its and third-party representatives as well as through larger purchasing companies.

The OEM Business markets and distributes implants through relationships with distributors. The OEM Business’ spine interbody allograft implants are marketed and distributed domestically through its non-exclusive relationships with Aesculap Implant Systems, Inc., Integra Life Sciences Corporation, Medtronic, PLC

(“Medtronic”), Orthofix International NV, Stryker Spine, a division of Stryker Corporation, and Zimmer Biomet Holdings, Inc. (“Zimmer”). The OEM Business’ allograft paste implants are marketed and distributed under Puros® DBM by Zimmer Biomet Holdings, Inc. and BIO DBM™ by Stryker. The OEM Business’ surgical specialty implants are marketed and distributed through distributors including; Integra Life Sciences Corporation for dural repair applications; Davol, Inc., a subsidiary of C. R. Bard, Inc. (“Davol”) for hernia repair and beast reconstruction; Katena Products, Inc. for ophthalmology and Coloplast A/S of Denmark for urology. The OEM Business’ allograft dental implants including cancellous and cortical bone and human and bovine membranes primarily for dental procedures related to augmenting ridge restoration are distributed exclusively by Zimmer. The OEM Business’ trauma implants are distributed through Zimmer and DePuy Synthes, a Johnson & Johnson Inc. subsidiary (“Synthes”).

On January 13, 2020, the Company entered into an Equity Purchase Agreement with Ardi Bidco Ltd., a Delaware corporation and an entity affiliated with Montagu Private Equity LLP (the “Buyer”), pursuant to which the Buyer will acquire the OEM Business of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the SEC. The unaudited condensed financial information has been derived from historical financial statements of the Company. The historical financial statements reflect management’s best estimates of the results for the periods presented.

Management believes that the assumptions in the unaudited condensed financial statements of the OEM Business are reasonable. The results of operations for the OEM Business for the periods presented are not necessarily indicative of operating results that may be achieved if the OEM Business were a standalone company.

NOTE 2.     Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions relating to inventories, receivables, long-lived assets and litigation are made at the end of each financial reporting period by management. Actual results could differ from those estimates.

Foreign Currency Translation—The functional currency of the OEM Business’s foreign subsidiaries is the Euro. Assets and liabilities of the foreign subsidiaries are translated at the period end exchange rate while revenues and expenses are translated at the average exchange rate for the period. The resulting translation adjustments, representing unrealized, noncash gains and losses are recorded and presented as a component of comprehensive (loss) income. Gains and losses resulting from transactions of the OEM Business and its subsidiaries, which are made in currencies different from their own, are included in income or loss as they occur and are included in other expense in the statements of comprehensive (loss) income.

Fair Value of Financial Instruments—The estimated fair value of financial instruments disclosed in the financial statements has been determined by using available market information and appropriate valuation methodologies. The carrying value of all current assets and current liabilities approximates fair value because of their short-term nature. The carrying value of the long-term debt obligations approximates fair value.

Cash and Cash Equivalents— The OEM Business considers all funds in banks and short-term highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Cash equivalents comprise overnight repurchase agreements. Cash balances are held at a few financial institutions and usually exceed insurable amounts. The OEM Business mitigates this risk by depositing its uninsured cash in major well capitalized financial institutions. As of March 31, 2020 and March 31, 2019, the OEM Business had no cash equivalents.

Accounts Receivable Allowances— The OEM Business maintains allowances for doubtful accounts based on the OEM Business’s review and assessment of payment history and its estimate of the ability of each customer to make payments on amounts invoiced. If the financial condition of any of its customers were to deteriorate, additional allowances might be required. From time to time the OEM Business must adjust its estimates. Changes in estimates of the collection risk related to accounts receivable can result in decreases and increases to current period net income.

Inventories—Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. Inventory write-downs for unprocessed donor tissue are recorded based on the estimated amount of inventory that will not pass the quality control process based on historical data, and the amount of inventory that is not readily distributable or is unusable. In addition, provisions for inventory write-downs are estimated for tissue in process inventory that is not readily distributable or is unusable. Any implantable donor tissue deemed to be obsolete is included in the write-down at the time the determination is made. Non-tissue inventory is evaluated for obsolescence and excess quantities by analyzing inventory levels, historical loss trends, expected product lives, product at risk of expiration, sales levels by product and projections of future sales demand.

Property, Plant and Equipment—Property, plant and equipment are stated at cost less accumulated depreciation. The cost of equipment under capital leases and leasehold improvements is amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Depreciation is computed on the straight-line method over the following estimated useful lives of the assets:

Buildings	25 to 40 years
Building improvements and leasehold improvements	8 to 40 years
Processing equipment	7 to 10 years
Office equipment, furniture and fixtures	5 to 7 years
Computer hardware and software	3 to 7 years

Software Costs—Included in property, plant and equipment are costs related to purchased software that are capitalized.

Long-Lived Assets—The OEM Business reviews its property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net carrying value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows. The results of impairment tests are subject to management’s estimates and assumptions of projected cash flows and operating results. Changes in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

Goodwill— The OEM business performs impairment testing following Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, Goodwill and Other Intangible Assets (“FASB ASC 350”) that requires companies to test goodwill for impairment on an annual basis at the reporting unit level (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). The annual impairment test is performed at each year-end unless indicators of impairment are present and require more frequent testing.

Other Intangible Assets —Other intangible assets, which constitutes finite lives assets, generally consist of patents, acquired exclusivity rights, licensing rights, distribution agreements, and procurement contracts. Patents are amortized on the straight-line method over the shorter of the remaining protection period or estimated useful lives of between 8 and 16 years. The acquired exclusivity rights are being amortized over eight years, the remaining term of the amended distribution agreement. Licensing rights, distribution agreements, and procurement contracts are amortized over estimated useful lives of between 5 to 25 years.

Other intangible assets are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The recoverability test is described in the Company’s accounting policy for long-lived assets set forth above.

Revenue Recognition—The OEM Business recognizes revenue upon shipping, or receipt by the OEM Business’s customers of its products and implants, depending on the OEM Business’s distribution agreements with its customers or distributors. The OEM Business’s performance obligations consist mainly of transferring control of implants identified in the contracts. The OEM Business typically transfers control at a point in time upon shipment or delivery of the implants for direct sales, or upon implantation for sales of consigned inventory. The customer is able to direct the use of, and obtain substantially all of the benefits from, the implant at the time the implant is shipped, delivered, or implanted, respectively based on the terms of the contract. For performance obligations related to the OEM Business’s contracts with exclusively built inventory clauses, the OEM Business typically satisfies its performance obligations evenly over the contract term as inventory is built. Such exclusively manufactured inventory has no alternative use and the OEM Business has an enforceable right to payment for performance to date. The OEM Business uses the input method to measure the manufacturing activities completed to date, which depicts the progress of the OEM Business’s performance obligation of transferring control of exclusively built inventory. For the contracts with upfront and annual exclusivity fees, revenue related to those fees is recognized over the contract term following a consistent method of measuring progress towards satisfaction of the performance obligation. The OEM Business uses the method and measure of progress that best depicts the transfer of control to the customer of the goods or services to date relative to the remaining goods or services promised under the contract.

The OEM Business permits returns of implants in accordance with the terms of contractual agreements with customers if the implant is returned in a timely manner, in unopened packaging, and from the normal channels of distribution. Allowances for returns are provided based upon analysis of the OEM Business’s historical patterns of returns matched against the revenues from which they originated.

The OEM Business records estimated implant returns, discounts, rebates and other distribution incentives as a reduction of revenue in the same period revenue is recognized. Estimates of implant returns are recorded for anticipated implant returns based on historical distributions and returns information. Estimates of discounts, rebates and other distribution incentives are recorded based on contractual terms, historical experience and trend analysis.

Other revenues consist of service processing, tissue recovery fees, biomedical laboratory fees, recognition of previously deferred revenues, shipping fees, distribution of reproductions of our allografts to distributors for demonstration purposes and restocking fees which is included in revenues.

Research and Development Costs—Research and development costs, including the cost of research and development conducted for others and the cost of contracted research and development, are expensed as incurred.

Income Taxes— Income taxes are calculated as if OEM Business files tax returns on a stand-alone basis separate from the Company. The OEM Business uses the asset and liability method of accounting for income taxes. Deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

NOTE 3.     Recently Issued and Adopted Accounting Standards.

Leases — In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes existing guidance on accounting for leases in “Leases (Topic 840).” ASU 2016-02 establishes a right-of-use (“ROU”) model that requires operating leases be recorded on the balance sheet through recognition of a liability for the discounted present value of future lease payments and a corresponding ROU asset. The ROU asset recorded at commencement of the lease represents the right to use the underlying asset over the lease term in exchange for the lease payments. Leases with an initial term of 12 months or less and do not have an option to purchase the underlying asset that is deemed reasonably certain to exercise are not recorded on the balance sheet; rather, rent expense for these leases is recognized on a straight-line basis over the lease term. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

NOTE 4.     Revenue from Contracts with Customers

The following table presents revenues recognized at a point in time and over time for the three months ended March 31, 2020, and for the three months ended March 31, 2019:

	For the Three Months Ended
	March 31,
	2020	2019
Revenue recognized at a point in time	$28,001	$29,719
Revenue recognized over time	18,617	15,925

Total revenues from contracts with customers	$46,618	$45,644

The OEM Business’s performance obligations consist mainly of transferring control of implants identified in the contracts. Some of the OEM Business’s contracts offer assurance-type warranties in connection with the sale of a product to a customer. Assurance-type warranties provide a customer with assurance that the related product will function as the parties intended because it complies with agreed-upon specifications. Such warranties do not represent a separate performance obligation and are not material to the financial statements.

The opening and closing balances of the OEM Business’s accounts receivable, contract asset and current and long-term contract liability for the three months ended March 31, 2020, and for the three months ended March 31, 2019, are as follows:

			Contract
		Contract	Liability
	Accounts	Liability	(Long-
	Receivable	(Current)	Term)
Opening Balance, January 1, 2020	$35,895	$3,273	$—
Closing Balance, March 31, 2020	35,255	5,997	—

Increase/(decrease)	(640)	2,724	—

			Contract
		Contract	Liability
	Accounts	Liability	(Long-
	Receivable	(Current)	Term)
Opening Balance, January 1, 2019	$31,632	$5,566	$744
Closing Balance, March 31, 2019	32,587	5,498	1,535

Increase/(decrease)	955	(68)	791

NOTE 5.     Inventories

Inventories by stage of completion are as follows:

	March 31,	December 31,
	2020	2019
Unprocessed tissue, raw materials and supplies	$29,699	$29,552
Tissue and work in process	36,511	35,740
Implantable tissue and finished goods	32,012	31,343

Total	$98,222	$96,635

For the three months ended March 31, 2020 and 2019, the OEM Business had inventory write-downs of $179 and $1,222, respectively, relating primarily to product obsolescence.

NOTE 6.     Property, Plant and Equipment

Property, plant and equipment are as follows:

	March 31,	December 31,
	2020	2019
Land	$1,988	$2,005
Buildings and improvements	57,950	58,207
Processing equipment	46,747	45,651
Office equipment, furniture and fixtures	1,574	1,609
Computer equipment and software	20,594	20,505
Construction in process	13,170	11,717

	142,023	139,694
Less accumulated depreciation	(72,174)	(70,593)

	$69,849	$69,101

For the three months ended March 31, 2020 and 2019, the OEM Business had depreciation expense in connection with property, plant and equipment of $1,645 and $1,476, respectively.

NOTE 7.     Other Intangible Assets

Other intangible assets are as follows:

	March 31, 2020			December 31, 2019
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Patents	$5,118	$2,867	$2,251	$5,095	$2,768	$2,327
Acquired licensing rights	1,413	109	1,304	1,413	64	1,349
Marketing and procurement and other intangible assets	16,495	10,027	6,468	16,488	9,672	6,816

Total	$23,026	$13,003	$10,023	$22,996	$12,504	$10,492

For the three months ended March 31, 2020 and 2019, the OEM Business had amortization expense of other intangible assets of $503 and $893, respectively.

At March 31, 2020, management’s estimates of future amortization expense for the next five years are as follows:

Amortization
Expense
2020 (remaining)	$1,725
2021	2,300
2022	2,300
2023	700
2024	700
2025	700

NOTE 8.     Accrued Expenses

Accrued expenses are as follows:

	March 31,	December 31,
	2020	2019
Accrued compensation	$6,159	$3,629
Accrued distributor commissions	1,058	1,229
Accrued donor recovery fees	8,160	10,188
Accrued income tax	10,236	11,448
Accrued leases	413	191
Accrued acquisition and integration expenses	3,170	2,355
Other	4,936	4,000

	$34,132	$33,040

NOTE 9.     Concentrations of Risk

Distribution—The OEM Business’s principal concentration of risk is related to its limited distribution channels. The OEM Business’s revenues include the distribution efforts of fourteen independent companies with significant revenues coming from three of the distribution companies, Zimmer, Medtronic and Synthes. The following table presents percentage of total revenues derived from the OEM Business’s largest distributors:

	For the Three Month Ended
	March 31,
	2020	2019
Percent of revenues derived from:
Distributor
Zimmer Biomet Holdings, Inc.	27%	32%
Medtronic, PLC	10%	13%
DePuy Synthes	9%	6%

The OEM Business’s distribution agreements are subject to termination by either party for a variety of causes. No assurance can be given that such distribution agreements will be renewed beyond their expiration dates, continue in their current form or at similar rate structures. Any termination or interruption in the distribution of the OEM Business’s implants through one of its major distributors could have a material adverse effect on the OEM Business’s operations.

Tissue Supply—The OEM Business’s operations are dependent on the availability of tissue from human donors. For all of the tissue recoveries, the OEM Business relies on the efforts of independent procurement agencies to educate the public and increase the willingness to donate bone tissue. These procurement agencies may not be able to obtain sufficient tissue to meet present or future demands. Any interruption in the supply of tissue from these procurement agencies could have a material adverse effect on the OEM Business’s operations.

NOTE 10.     Commitments and Contingencies

Distribution Agreement with A&E—On August 3, 2017, the OEM Business completed the sale of substantially all of the assets related to its CT Business to A&E pursuant to an Asset Purchase Agreement between the OEM Business and A&E (the “Asset Purchase Agreement”). The total cash consideration received by the Company under the Asset Purchase Agreement was composed of $54,000. $3,000 of which was held in escrow (the “Escrow Amount”) to satisfy possible indemnification obligations, of which there were none. As such, the OEM Business earned and received the $3,000 cash consideration in the third quarter of 2018. An additional $5,000 in contingent cash consideration is earned if A&E reaches certain revenue milestones (the “Contingent Consideration”). The OEM Business also earned and received an additional $1,000 in consideration for successfully obtaining certain FDA regulatory clearance. As a part of the transaction, the OEM Business also entered into a multi-year Contract Manufacturing Agreement with A&E (the “Contract Manufacturing Agreement”). Under the Contract Manufacturing Agreement, the OEM Business agreed to continue to support the CT Business by manufacturing existing products and engineering, developing, and manufacturing potential future products for A&E. The OEM Business elected to account for the Contingent Consideration arrangement including the Escrow Amount, as a gain contingency in accordance with ASC 450 Contingencies. As such, the Contingent Consideration and Escrow Amount were excluded in measuring the fair value of the consideration to be received in connection with the transaction.

Distribution Agreement with Medtronic—On October 12, 2013, the OEM Business entered into a replacement distribution agreement with Medtronic, as amended January 1, 2019, pursuant to which Medtronic will distribute certain allograft implants for use in spinal, general orthopedic and trauma surgery. Under the terms of this distribution agreement, Medtronic is a non-exclusive distributor except for certain specified implants for which Medtronic is the exclusive distributor. Medtronic will maintain its exclusivity with respect to these specified implants unless the cumulative fees received by the OEM Business from Medtronic for these specified implants decline by a certain amount during any trailing 12-month period. The initial term of this distribution agreement was to have been through December 31, 2017. The term automatically renews for successive five-year periods, unless either party provides written notice of its intent not to renew at least one year prior to the expiration of the applicable renewal period. The distribution agreement will continue at least through December 31, 2022.

Distribution Agreement with Zimmer Dental Inc.—On September 3, 2010, the OEM Business entered into an exclusive distribution agreement with Zimmer Dental, Inc. (“Zimmer Dental”), a subsidiary of Zimmer, with an effective date of September 30, 2010, as amended from time to time. The Agreement was assigned to Biomet 3i, LLC, an affiliate of Zimmer Dental, on January 1, 2016. The Agreement has an initial term of ten years. Under the terms of this distribution agreement, the OEM Business agreed to supply sterilized allograft and xenograft implants at an agreed upon transfer price, and Biomet agreed to be the exclusive distributor of the implants for dental and oral applications worldwide (except Ukraine), subject to certain OEM Business obligations under an existing distribution agreement with a third party with respect to certain implants for the dental market. In consideration for Biomet’s exclusive distribution rights, Biomet agreed to the following: 1) payment to the OEM Business of $13,000 within ten days of the effective date (the “Upfront Payment”); 2) annual exclusivity fees (“Annual Exclusivity Fees”) paid annually as long as Biomet maintains exclusivity for the term of the contract to be paid at the beginning of each calendar year; and 3) annual purchase minimums to maintain exclusivity. Upon occurrence of an event that materially and adversely affects Biomet’s ability to distribute the implants, Biomet may be entitled to certain refund rights with respect to the then current Annual Exclusivity Fee, where such refund would be in an amount limited by a formula specified in this agreement that is based substantially on the occurrence’s effect on Biomet’s revenues. The Upfront Payment, the Annual Exclusivity Fees and the fees associated with distributions of processed tissue are considered to be a single performance obligation. Accordingly, the Upfront Payment and the Annual Exclusivity Fees are deferred as received and are being recognized as other revenues over the term of this distribution agreement based on the expected contractual annual purchase minimums relative to the total contractual minimum purchase requirements in this distribution agreement. Additionally, the OEM Business considered the potential impact of this distribution agreement’s contractual refund provisions and does not expect these provisions to impact future expected revenue related to this distribution agreement.

Distribution Agreement with Davol—On July 13, 2009, the OEM Business and Davol amended their previous distribution agreement with TMI for human dermis implants. Under the amended agreement: 1) Davol paid the OEM Business $8,000 in non-refundable fees for exclusive distribution rights for the distribution to the breast reconstruction market until July 13, 2019; 2) the exclusive worldwide distribution agreement related to the hernia market was extended to July 13, 2019; and 3) Davol agreed to pay the OEM Business certain additional exclusive distribution rights fees contingent upon the achievement of certain revenue milestones by Davol during the duration of the contract. In the fourth quarter of 2010, Davol paid the first revenue milestone payment of $3,500. The non-refundable fees and the fees associated with distributions of processed tissue are considered to be a single performance obligation. Accordingly, the $8,000 and $3,500 exclusivity payments were deferred and were being recognized as other revenues on a straight-line basis over the initial term of the amended contract of ten years, and the remaining term of the amended contract, respectively. Davol did not achieve certain revenue growth milestones which resulted in Davol relinquishing its exclusive distribution rights in the hernia market effective January 1, 2013 and in the breast reconstruction market effective January 1, 2015. As a result, the OEM Business recognized additional deferred revenue as other revenues during the three months ended March 31, 2013 and 2015, of $1,715 and $1,500, respectively, due to the acceleration of deferred revenue recognition relating to Davol relinquishing its exclusive distribution rights in the hernia and the breast reconstruction markets. The remaining balance was recognized as other revenues on a straight-line basis over the remaining term of the amended contract.

The OEM Business’s aforementioned revenue recognition methods related to the Zimmer and Davol distribution agreements do not result in the deferral of revenue less than amounts that would be refundable in the event the agreements were to be terminated in future periods. Additionally, the OEM Business evaluates the appropriateness of the aforementioned revenue recognition methods on an ongoing basis.